EMX ROYALTY CORPORATION

STOCK OPTION PLAN

PART 1

DEFINITIONS

1.01Definitions  In this Plan the following words and phrases shall have the following meanings, namely:

(a)"Blackout Period" means a period during which there is a prohibition on trading in the Company's securities imposed by the Company on Insiders, Employees and non-arm's length Consultants.

(b)"Board" means the board of directors of the Company or, if the Board so elects, a committee of directors (which may consist of only one director) appointed by the Board to administer this Plan.

(c)"Company" means EMX Royalty Corporation

(d)"Consultant" means an individual who:

(i) is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a subsidiary of the Company other than in relation to a distribution of the Company's securities,

(ii) provides the services under a written contract between the Consultant (or an entity through which the Consultant provides the services)  and the Company or subsidiary,

(iii) in the Board's reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or subsidiary of the Company, and

(iv) has a relationship with the Company or subsidiary of the Company that enables the individual to be knowledgeable about the business and affairs of the Company or subsidiary.

(e)"Director" means a director of the Company or any of its subsidiaries.

(f)"Disinterested Shareholder" means a holder of Shares that is not an Insider nor an associate (as defined in the Securities Act (British Columbia)) of an Insider.

Dated:          July 3, 2008

Last Amended: June 6, 2018

(g)"Employee" means an individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company.

(h)"Exchange" means the TSX Venture Exchange.

(i)"Insider" means a Director or Officer or a director or officer of a subsidiary of the Company.

(j)"Market Price" means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the Option and, if there was no such sale, the closing price on the preceding trading day during which there was such a sale.

(k)"Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer or assistant treasurer of the Company or any of its subsidiaries or an individual designated as an officer by a resolution of the Board or the constating documents of the Company.

(l)"Option" means an option to purchase Shares granted to an Optionee under this Plan.

(m)"Optionee" means a Director, Officer, Employee or Consultant granted an Option.

(n)"Plan" means this stock option plan, as amended, supplemented or restated.

(o)"Promoter" means a promoter as defined in the Securities Act (British Columbia)

(p)"Shares" means common shares of the Company.

(q)"Significant Shareholder" means a person holding more than 10% of the outstanding Shares and who has elected or appointed or has the right to elect or appoint one or more Directors or Officers.

PART 2

PURPOSE OF PLAN

2.01Purpose  The purpose of this Plan is to attract and retain Employees, Consultants, Officers and Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company by being granted Options.

PART 3

GRANTING OF OPTIONS

3.01Administration  This Plan shall be administered by the Board.

3.02Grant by Resolution  The Board may determine by resolution those Employees, Consultants, Officers and Directors to whom Options should be granted and grant to them such Options as the Board determines to be appropriate. Such grant shall be deemed to be a representation by the Company that the Optionee is a Director, Officer, Employee or Consultant.

3.03No Grants if Listed on NEX  The Board shall not grant any Options if the Shares are listed on the NEX Board of the Exchange or the Company has been given notice that its listing will or might be transferred to NEX.

3.04Terms of Option  The Board shall determine and specify in its resolution the number of Shares that should be placed under Option to each such Employee, Consultant, Officer or Director, the price per Share to be paid for such Shares upon the exercise of each such Option, and the period during which such Option may be exercised.

3.05Written Agreement  Every Option shall be evidenced by a written agreement between the Company and the Optionee substantially in the form attached to this Plan. If there is any inconsistency between the terms of the agreement and this Plan the terms of this Plan shall govern.

3.06Limitation on Grants to Consultants.  Notwithstanding any other provision of this Plan, Options may only be granted to Consultants and Employees that are employees of a company providing management or administrative services to the Company (a "Consultant Employee") under this Plan if:

(a)the Consultant or Consultant Employee is a natural person;

(b)the Consultant or Consultant Employee provides bona fide services to the Company; and

(c)the services provided by the Consultant or Consultant Employee (i) are not in connection with the offer or sale of securities in capital raising transactions, and (ii) do not directly or indirectly promote or maintain a market for the Company's securities.

3.07Confirmation of Status The Company and the Optionee are responsible for ensuring and confirming, for Options granted to Employees and Consultants, that the Optionee is a bona fide Employee or Consultant, as applicable.

PART 4

CONDITIONS GOVERNING THE GRANTING & EXERCISING OF OPTIONS

4.01Agreements to specify Exercise Period and Price, Vesting and Number of Shares  In granting an Option, the Board must specify a particular time period or periods during which the Option may be exercised, the exercise price required to purchase the Shares subject to the Option and any vesting terms and conditions of the Option, including the number of Shares in respect of which the Option may be exercised during each such time period.

4.02Minimum Exercise Price of Options  The exercise price of an Option shall not be less than the Market Price at the time of granting the Option. If the Optionee is subject to the tax laws of the United States of America and owns (as determined in accordance with such laws) greater than 10% of the Shares at the time of granting of the Option the exercise price shall be at least 110% of the Market Price. No Options shall be granted which are exercisable at a price of less than C$ 0.05 per Share.

4.03Number of Shares subject to Option  The number of Shares reserved for issuance to an Optionee pursuant to an Option, together with all other stock options granted to the Optionee in the previous 12 months, shall not exceed, at the time of granting of the Option:

(a)5% of the outstanding Shares, unless the Company has obtained Disinterested Shareholder approval;

(b)2% of the outstanding Shares, if the Optionee is a Consultant; or

(c)2% of the outstanding Shares (including all other Shares reserved for issuance to all Optionees providing investor relations services to the Company), if the Optionee is engaged in providing investor relations services to the Company.

4.04Vesting of Options  Subject to further vesting requirements required by the Board on granting of an Option, all Options shall vest and be exercisable on the following terms:

(a)If Optionee is Providing Investor Relations Services: If the Optionee's role and duties primarily consist of providing investor relations services to the Company, any Option granted to the Optionee must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three month period.

(b)If there is a Change of Control: If a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties, all Options, subject to the Exchange's approval (if required), shall vest immediately and be fully exercisable notwithstanding the terms thereof. For the purposes hereof "Change of Control" shall mean:

(i)any transaction or series of related transactions as a result of which any person, entity or group acquires ownership, after the date of an Option, of at least 20% of the Shares and they or their representatives become a majority of the Board or assume control or direction over the management or day-to-day operations of the Company; or

(ii)an amalgamation, merger, arrangement, business combination, consolidation or other reorganization of the Company with another entity or the sale or disposition of all or substantially all of the assets of the Company, as a result of either of which the Company ceases to exist, be publicly traded or the management of the Company or Board do not comprise a majority of the management or a majority of the board of directors, respectively, of the resulting entity, and to permit Optionees to participate in any of the foregoing, the Board may make appropriate provision for the exercise of Options conditional upon the Shares so issued being taken-up and paid for pursuant to any of the foregoing.

4.05Exercise of Options if Specified Value Exceeds US$ 100,000  If the Optionee is subject to the tax laws of the United States of America that part of any Option entitling the Optionee to purchase Shares having a value of US$ 100,000 or less shall be treated as an 'Incentive Stock Option' under United States Internal Revenue Code (so that the Optionee may defer the payment of tax on such Shares until the year in which such Shares are disposed of by the Optionee). For the purposes hereof value is determined by multiplying the number of shares which are subject to the Option times the Market Price (at the time of granting of the Option). That part of any Option on Shares having a value in excess of US$ 100,000 shall be treated as a non-qualifying stock option for the purposes of the Code and shall not entitle the Optionee to such tax deferral.

4.06Expiry of Options  Each Option shall expire not later than 10 years from the day on which the Option is granted.

4.07Expiry of Options during or immediately after Blackout Periods  If an Option expires during a Blackout Period then, notwithstanding section 4.06 or the terms of the Option, the term of the Option shall be extended and the Option shall expire 10 trading days after the termination of the Blackout Period.

4.08Death or Disability of Optionee  If an Optionee dies or suffers a Disability prior to the expiry of an Option, the Optionee's legal representatives, before the earlier of the expiry date of the Option and the first anniversary of the Optionee's death or Disability, may exercise that portion of an Option which has vested as at the date of death or Disability. For the purposes hereof "Disability" shall mean any inability of the Optionee arising due to medical reasons which the Board considers likely to permanently prevent or substantially impair Optionee being an Employee, Consultant, Officer or Director.

4.09Cessation as an Optionee (Involuntary or not on request)  If an Optionee ceases to be a Director, Officer, Consultant or Employee through:

(a)removal as a Director;

(b)dismissal or termination as an Officer, Consultant or Employee (whether or not 'for cause'); or

(c)resignation where such resignation is not made at the request of the Board or for the benefit of any Director or Officer,

then, notwithstanding the Optionee continuing to fall within another of such categories, any Option shall terminate immediately on such removal, dismissal, termination or resignation or such later date not exceeding the first anniversary of such cessation as may be reasonably determined by the Board and, unless extended, shall not be exercisable by the Optionee.

4.10Cessation as an Optionee (Voluntary and on request)  If an Optionee ceases to be any of a Director, Officer, Consultant or Employee for any reason except as provided in sections 4.08 or 4.09, any Option shall be exercisable to the extent that it has vested and was exercisable as at the date of such cessation, unless further vesting is permitted by the Board, and must terminate on the earlier of the expiry date of the Option and:

(a) the 90th day after the Optionee ceased to be any of a Director, Officer, Consultant or Employee, or such later date not exceeding the first anniversary of such cessation as may be reasonably determined by the Board; or

(b) the earlier of the 90th day and the third month after the Optionee ceased to be an Employee or Officer, if the Optionee is subject to the tax laws of the United States of America.

4.11No Assignment of Options  No Option or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession.

4.12Exchange Hold Period on Options Granted to Insiders, Promoters and Significant Shareholders All Shares issued upon the exercise of an Option granted to an Insider, Promoter or Significant Shareholder shall be subject to a four month hold period from the time the Option was granted and, in accordance with the Exchange's policies, the certificates representing such Shares shall be legended with the Exchange's prescribed Exchange Hold Period legend.

4.13Notice of Exercise of an Option  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.14Payment on Exercise of an Option  Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an Option shall be fully paid for by certified cheque, bank draft or wire transfer at the time of their purchase.

4.15 Conditions to Issuance of Shares  The Board may require, as a condition of the issuance of Shares or delivery of certificates representing such Shares upon the exercise of any Option and to ensure compliance with any applicable laws, regulations, rules, orders and requirements that the Optionee or the Optionee's heirs, executors or other legal representatives, as applicable, make such covenants, agreements and representations as the Board deems necessary or desirable.

4.16Withholding or Deduction of Taxes  The Company may deduct, withhold or require an Optionee, as a condition of exercise of an Option, to withhold, pay, remit or reimburse any taxes or similar charges, which are required to be paid, remitted or withheld in connection with the exercise of any Option.

PART 5

RESERVATION OF SHARES FOR OPTIONS

5.01Sufficient Authorized Shares to be Reserved  Whenever the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options. Shares that were the subject of Options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an Option.

5.02Maximum Number of Shares to be Reserved Under Plan  The aggregate number of Shares which may be subject to issuance pursuant to Options and any stock options granted under any other previous or current stock option plan or security compensation arrangement shall be 10% of the outstanding Shares.

5.03Maximum Number of Shares Reserved for Insiders  All Options, together with all of the Company's other previously granted stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at the time of granting, in:

(a)the number of Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the Shares outstanding; or

(b)the issuance to Insiders, within a 12 month period, of Shares totalling in excess of 10% of the Shares outstanding,

unless the Disinterested Shareholders have approved thereof.

PART 6

CAPITAL REORGANIZATIONS

6.01Share Consolidation or Subdivision  If the Shares are at any time subdivided or consolidated, the number of Shares reserved for Options shall be similarly increased or decreased and the price payable for any Shares that are then subject to issuance shall be decreased or increased proportionately, as the case may require, so that upon exercising each Option the same proportionate shareholdings at the same aggregate purchase price shall be acquired after such subdivision or consolidation as would have been acquired before.

6.02Stock Dividend  If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Options and the price payable for any Shares that are then subject to issuance may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03No Fractional Shares  No adjustment made pursuant to this Part shall require the Company to issue a fraction of a Share and any fractions of a Share shall be rounded up or down to the nearest whole number, with one-half of a Share being rounded up to one Share.

6.04No Adjustment for Cash Dividends or Rights Offerings  No adjustment shall be made to any Option pursuant to this Part in respect of the payment of any cash dividend or the distribution to the shareholders of the Company of any rights to acquire Shares or other securities of the Company.

PART 7

EXCHANGE'S RULES & POLICIES GOVERN & APPLICABLE LAW

7.01Exchange's Rules and Policies Apply  This Plan and the granting and exercise of any Options are also subject to such other terms and conditions as are set out in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan. If there is an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

7.02Compliance With Applicable Laws  Notwithstanding anything herein to the contrary, the Company shall not be obliged to cause any Shares to be issued or certificates evidencing Shares to be delivered pursuant to this Plan, where issuance and delivery is not, or would result in the Company not, being in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of the Exchange. If any provision of this Plan, any Option or any agreement entered into pursuant to this Plan contravenes any applicable law, rule, regulation or order, or any policy, bylaw or regulation of the Exchange or any regulatory body having authority over the Company or this Plan, such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith, but the Company shall not be responsible to pay and shall not incur any penalty, liability or further obligation in connection therewith.

7.03No Obligation to File Prospectus  The Company shall not be liable to compensate any Optionee and in no event shall it be obliged to take any action, including the filing of any prospectus, registration statement or similar document, in order to permit the issuance and delivery of any Shares upon the exercise of any Option in order to comply with any applicable laws, regulations, rules, orders or requirements of any securities regulatory authority.

7.04Governing Law  This Plan shall be governed by, and construed in accordance with, the laws of the province of British Columbia.

PART 8

AMENDMENT OF PLAN & OPTIONS

8.01Board May Amend Plan or Options  The Board may amend or terminate this Plan or any Options but no such amendment or termination, except with the written consent of the Optionees concerned or unless required to make this Plan or the Options comply with the rules and policies of the Exchange, shall affect the terms and conditions of Options which have not then been exercised or terminated.

8.02Shareholder Approval  Approval of Disinterested Shareholders for an amendment to this Plan or any Option shall be required in respect of Options granted to Insiders involving a reduction of the exercise price, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price within the subsequent 12 month period.

Approval by all holders of Shares, whether the holders are Disinterested Shareholders or not, is required for:

(a)an increase in the number of Shares, or percentage of the outstanding Shares, reserved for issuance under this Plan;

(b)a change from a fixed number to a fixed percentage of the outstanding Shares, or from a fixed percentage to a fixed number, in the number of Shares reserved for issuance under this Plan;

(c)any change in those persons who may be Optionees;

(d)any change in the method by which the exercise price of an Option is determined;

(e)an extension of the exercise period (unless the extension arises from a Blackout Period) or an amendment to the expiry and termination provisions; or

(f)an amendment to Part 8 [Amendment of Plan & Options] of this Plan.

No approval by any holders of Shares is required for:

(a)an amendment to comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors;

(b)a change to the vesting provisions;

(c)a change to the termination provisions, other than an extension of an Option to a new expiry date that falls outside the maximum term currently permitted by this Plan when the Option was first granted;

(d)a reduction of the exercise price of an Option, including a reduction effected by cancelling an existing Option and granting a new Option exercisable at a lower price, or an extension of the exercise period, if the Optionee is not an Insider.

8.03Exchange Approval Required  Any amendment to this Plan or Options shall not become effective until such amendments have been accepted for filing by the Exchange.

PART 9

PLAN DOES NOT AFFECT OTHER COMPENSATION PLANS

9.01Other Plans Not Affected  This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10

OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01No Rights Until Option Exercised  An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to the Optionee upon exercise of an Option.

PART 11

EFFECTIVE DATE & EXPIRY OF PLAN

11.01Effective Date  This Plan shall become effective upon the later of the acceptance for filing of this Plan by the Exchange and the approval of this Plan at a meeting of the holders of Shares. Options may be granted, but not exercised, prior to the receipt of such approvals. Thereafter, this Plan shall be approved by the holders of the Shares annually. If such annual approvals are not obtained, Options may no longer be granted and any Options granted subject to such approvals shall not be exercisable.

11.02Termination  This Plan shall terminate upon a resolution to that effect being passed by the Board. Any Options shall continue to be exercisable according to their terms after the termination of this Plan.

DATED: July 3, 2008

LAST AMENDED: June 6, 2018

SCHEDULE

● [Date of grant (news release)]

● [Optionee's name & address]

● Street

● [city, province]

● [postal code]

Dear Optionee:

Re:Grant of Stock Option to you by the Company

EMX Royalty Corporation (the "Company") hereby offers you a non-assignable option to purchase common shares in the capital of the Company pursuant to the Company's Stock Option Plan (the "Plan"), a copy of which is enclosed with this Agreement. You and the Company confirm that you are a bona fide Director, Officer, Employee or Consultant, as defined in the Plan.

Your stock option is subject to the terms and conditions of the Plan, which are deemed to be incorporated in this Agreement, and to the following specific provisions:

Number of Shares:●

Exercise Price:C$ ● per share

Expiry Time: 4:00 p.m. (Vancouver time) on ●

Vesting:☞Option 1 - [ Immediately

☞Option 2 - [ 25% on ● and 25% each three [ six ] months thereafter

☞Option 3 - if milestones or other periods for vesting are desired [ ●% on ● and ●% on ●

[NTD: insert following Hold Period if option is granted to Insider, Promoter or Significant Shareholder or is exercisable at less than Market Price at the time of granting]

Hold Period:Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities issuable upon the exercise of the stock option granted by this Agreement may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until after the four month anniversary of the date of this Agreement. Any shares issued to you upon the exercise of your stock option within this four month period will be endorsed with a legend to that effect.

Subject to first vesting, your stock option may be exercised in whole or in part at any time before the Expiry Time by notice in writing to the Company. Such notice shall specify the number of shares with respect to which you are exercising your stock option and must be accompanied by a cheque in favour of the Company payable in Canadian funds in full payment of the Exercise Price for the number of shares then being purchased.

There may be restrictions imposed under securities legislation of Canada and your country of residence on your ability to sell shares acquired on exercise of this stock option. If you are in doubt about the applicable requirements, you should consult a lawyer.

If you are, or become, a resident of the United States of America, you hereby represent and warrant to, and covenant with, the Company (and it is a condition of exercising your stock option and the Company may require you to execute an instrument in a form acceptable to it confirming the following) that you:

(a)will acquire any shares upon the exercise of your option as an investment and not with a view to distribution;

(b)undertake not to offer or sell or otherwise dispose of the shares unless the shares are subsequently registered under the Securities Act of 1933 (United States), as amended, or an exemption from registration is available;

(c)consent to the placing of a restrictive legend on any share certificates issued to you should such be necessary in order to comply with securities laws applicable to you or the Company; and

(d)acknowledge that securities laws applicable to you or the Company may require you to hold any shares issued to you for a certain period prior to resale thereof.

You acknowledge and consent to the Company:

(a)collecting your personal information for the purposes of this Agreement;

(b)retaining the personal information for as long as permitted or required by applicable law or business practices; and

(c)providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this agreement any personal information provided by you.

If you are resident in Ontario, you acknowledge you have been notified by the Company:

(a) of the delivery to the Ontario Securities Commission (the "OSC") of your personal information;

(b) that your personal information is being collected indirectly by the OSC under the authority granted to it in the securities legislation;

(c) your personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(d) the contact information of the public official in Ontario who can answer questions about the OSC's indirect collection of personal information is

Administrative Support Clerk

Ontario Securities Commission

Suite 1903, Box 55, 20 Queen Street West

Toronto, Ontario M5H 3S8

Telephone 416-593-3684, Facsimile 416-593-8252

If you choose to accept this stock option, please sign in the space provided below.

EMX ROYALTY CORPORATION

Per:__________________________

Authorized Signatory

I hereby ACCEPT the above stock option

and AGREE to the terms and conditions described above,

including the terms and conditions of the Plan.

_________________________________

Optionee's Signature